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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    DOHERTY                          SEAN                P.
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   (Last)                           (First)             (Middle)

                                520 LOGUE AVENUE
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                                    (Street)

    MOUNTAIN VIEW                    CA                   94043
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   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

     SOFTNET SYSTEMS, INC. (SOF)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

     05/98
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [XXX]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [XX] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                  Page 1 of 3

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Series B Convertible                                                           Common                                     by limited
  Preferred Stock   (1)      5/29/98  P         1,000(2)     (3)      5/29/01  Stock     (4)     1,000    1,000     I     liability
                                                                                                                          company
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Common Stock Warrants                                                          Common                                     by limited
  (right to buy)    13.75    5/29/98  P        20,000(2)     Immed.   5/29/02  Stock     20,000  (5)      20,000    I     liability
                                                                                                                          company
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Explanation of Responses:

(1)  The conversion  price shall be: (i) on and prior to March 1, 1999,  $13.20,
     (ii) March 1, 1999, and thereafter, the lesser of (a) the Market Price at the time of conversion or (b) $13.20 per share; provided that if the average price per share of common stock is greater than $14.30 for the 20-day period prior to March 1, 1999, the conversion price on March 1, 1999, and thereafter shall be $14.30 per share.

(2) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3)  The Series B Convertible  Preferred  Stock is convertible at the earlier of
     (i) the day a registration statement registering the resale of the Common Stock into which it is convertible is declared effective, or (ii) 8/29/98.

(4) The number of shares shall be determined upon the setting of the conversion price, but in no event shall such number be less than 69,930 shares.

(5) Warrants to purchase 20,000 Common shares of SOF were issued for every $1,000,000 invested in Series B Preferred Stock.


/s/ Sean P. Doherty                                            6-10-98
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.

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